Richmont Reports 2016 Mineral Reserves & Resources
Island Gold Mine Increases Mineral Reserves by 34% at an Increased Grade of 9.17 g/t Gold

TORONTO, Ontario, Canada, January 31, 2017 - Richmont Mines Inc. (TSX - NYSE: RIC) ("Richmont" or the "Corporation"), announces updated Mineral Reserves and Resources as of December 31, 2016. Mineral Reserves at the cornerstone Island Gold Mine in Ontario increased by 34% (net of depletion) to 752,200 ounces of gold, at an increased grade of 9.17 g/t gold. (*Detailed Mineral Reserve and Resource tables can be found at the end of this press release. All amounts are in Canadian dollars unless otherwise indicated.*)

2016 Mineral Reserve and Resource Highlights:

As at December 31, 2016, Richmont is reporting Mineral Reserves and Resources for the Island Gold and Beaufor Mines as summarized in the table below:

2016 Mineral Reserves and Resources[1][2] Island Gold Mine and Beaufor Mine						
	Gold Ounces			Grade (g/t)		
December 31, 2016	**2016**	**2015**	**Change (%)**	**2016**	**2015**	**Change (%)**
Island Gold Mine[3]						
Proven & Probable Reserves	752,200	561,700	34%	9.17	8.26	11%
Measured & Indicated Resources	91,450	71,700	28%	5.94	6.40	(7%)
Inferred Resources	995,700	768,050	30%	10.18	8.49	20%
Beaufor Mine						
Proven & Probable Reserves	44,920	63,850	(30%)	6.86	6.57	4%
Measured & Indicated Resources	83,700	171,900	(51%)	7.37	6.34	16%
Inferred Resources	7,500	28,000	(73%)	6.44	6.44	0%
[1] Refer to the detailed mineral reserve and mineral resource tables that follow at the end of this press release. [2] No changes to Mineral Reserves and Resources were made at the Corporation's other properties. [3] An NI 43-101 Technical Report for the Island Gold Mine will be filed within 45 days.						

The successful 2016 drilling campaign at the Island Gold Mine contributed to a significant increase in 2016 Mineral Reserves and Resources.

- Mineral reserves of 752,200 gold ounces (net of depletion), a 34% increase over 2015, at an 11% higher grade of 9.17 g/t.

- Inferred resources of 995,700 gold ounces, a 30% increase over 2015, at a 20% higher grade of 10.18 g/t, at an average discovery cost of less than $35 per ounce.

At the Beaufor Mine, 2016 Mineral Reserves and Resources have decreased as 2016 delineation and exploration drilling was unable to offset mining depletion and converted resources. Additionally, following a reassessment of all resource blocks, certain low-grade, currently uneconomic resource blocks located in the upper part of the mine were removed.

"We are pleased to report another year of high quality reserve growth at the Island Gold Mine. The increase in reserves and resources is consistent with our vision of developing the Island Gold Mine to be a long life, high quality underground mine in Canada. Our systematic delineation drilling campaign at Island Gold during 2016 has more than offset mining depletion, contributing to the 34% increase in reserve ounces and the 11% increase in average reserve grade. Our drilling program has also successfully contributed to a 30% increase in inferred resources at a 20% higher grade, which is very positive, given the high rate of resource conversion that was achieved in 2016," stated Renaud Adams, Chief Executive Officer. He continued, "Our ongoing drilling programs and accelerated underground development strategy have significantly enhanced our knowledge and understanding of the geological structure of the Island Gold deposit, which provides us with a greater appreciation of the significant potential yet to be realized."

Mineral Reserve Reconciliation

A reconciliation of the Corporation's Mineral Reserves at the Island Gold and Beaufor Mines is provided in the table below:

	Island Gold Mine Gold Ounces	Beaufor Mine Gold Ounces
Proven & Probable Reserves (Dec. 31/15)	561,700	63,850
2016 Mining Depletion	86,327	19,971
2016 Reserve Additions	276,827	1,041
Proven & Probable Reserves (Dec. 31/16)	**752,200**	**44,920**

Island Gold Mine Mineral Reserves and Resources (December 31, 2016)

Mineral Reserves and Resources						
	December 31, 2016			December 31, 2015		
Island Gold Mine	**Tonnes (MT)**	**Grade (g/t)**	**Gold Ounces (000's)**	**Tonnes (MT)**	**Grade (g/t)**	**Gold Ounces (000's)**
Proven & Probable Reserves	2.6	9.17	752.2	2.1	8.26	561.7
Measured & Indicated Resources	0.5	5.94	91.5	0.3	6.40	71.7
Inferred Resources	3.0	10.18	995.7	2.8	8.49	768.1
Notes to Mineral Reserves and Resources: Mineral Resources presented are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.						

Island Gold Mine: Key Assumptions

- For the December 31, 2016 Mineral Reserve and Resource estimates, a metal price of CAD$1,500 per ounce of gold was used. The cut-off grade increased from 4.00 g/t gold in 2015 to a range of 4.00 g/t gold for pre-developed areas to 4.35 g/t gold for undeveloped areas.

- Mineral Resources were estimated using a block modelling approach with ordinary kriging interpolation. The density used to calculate tonnage varies from 2.82 to 2.80 t/m^3.

- Capping parameters have been updated following the completion of a statistical study that incorporated new data that included grade reconciliations from actual mining results compiled in 2016. Capping of high grade gold values varies depending on the zone, including 31 g/t gold for the D Zone and 225 g/t gold for the main C Zone. A restricted ellipse of 15 metres x 10 metres x 5 metres was applied to the C Zone composites that were greater than 125 g/t gold.

- For Mineral Reserves, dilution estimates increased to an average of 27% (19% in 2015) for long-hole panels and decreased to an average of 22% (30% in 2015) for development in ore.

Island Gold Mine: 2016 Mineral Reserve and Resource Highlights

- As of December 31, 2016, following the completion of the successful 2016 drilling program, the majority of the resource blocks in the main C Zone located within the ongoing Preliminary Economic Assessment ("PEA") area were converted to reserves, resulting in a 34% increase in reserve ounces over 2015.

- A total of approximately 48,000 metres of successful delineation drilling was completed in 2016. The drilling was largely confirmatory and allowed for the conversion to reserves of two main blocks in the western portion of the PEA, between the 470 and 675 metre levels. Another block was also converted in the lower western portion, between the 760 and the 970 metre levels. Some smaller blocks were also converted in the eastern portion, in the extension 1 and 2 areas. The 2016 delineation drilling, combined with the extensive development in ore completed in 2016, have led to a new structural interpretation of some sectors located between the 740 and the 785 meter levels, resulting in certain high grade reserve blocks being removed.

- The overall reserve grade of 9.17 g/t gold represents an 11% increase in grade over 2015. The reserve grade was positively impacted by the increased capping grade and the delineation of high grade resource blocks, partially offset by the restricted ellipse applied to higher grade composites, the slightly overall higher dilution estimates and the removal of the high grade blocks noted above.

- Approximately 83,000 metres of exploration drilling was completed in 2016, which identified three new inferred resource blocks that contributed to a 30% increase in inferred resource ounces over 2015, at an increased grade of 10.18 g/t gold.

  - A new large inferred resource block of 760,000 tonnes at a grade of 9.53 g/t gold (approximately 230,000 ounces), was defined in the eastern down plunge extension of the main C Zone, located between the 1,050 and the 1,300 metre levels.

  - Two additional inferred resource blocks were identified in the eastern lateral extension area, located approximately 300 metres east of the PEA area, between the 340 and the 750 metre levels, with the largest inferred resource block containing approximately 290,000 tonnes at a grade of 10.35 g/t of gold (approximately 95,000 ounces).

  - Overall discovery costs in 2016 averaged less than $35 per ounce.

Island Gold Mine: 2017 Delineation Drilling Program Highlights

In 2017, delineation drilling will focus on three main objectives as highlighted below:

- Complete the delineation to upgrade the remaining resources located within the PEA area, primarily in the fourth mining horizon, between the 785 and the 1,000 metre levels.

- Further test the down plunge extension of the main C Zone at depth, below the 1,000 metre level where a new resource block was identified as part of the 2016 program. Drilling will be completed from the main ramp and from a new exploration drift that will be established on the 860 metre level.

- Further test the eastern lateral extension area located 300 metres east of the main deposit where two new inferred resources blocks were identified. Drilling will be completed from the 340 metre level and from an extension of the 620 metre level exploration drift that will be completed in 2017.

Island Gold: 2017 Exploration Drilling Program Highlights

In 2017, the Phase 2 exploration program will continue drilling in two key target areas, as highlighted below:

- The deep directional exploration drilling program will continue in 2017, targeting the area between the 1,000 and 1,500 metre levels, east and west of the new resource block.

- The eastern lateral exploration drilling program will continue to target additional resources east of the main PEA area, where new resource blocks were identified as part of the 2016 drilling program.

- Richmont expects to provide an update of the Island Gold Phase 2 exploration drilling program in the latter part of February.

Beaufor Mine Mineral Reserves and Resources (December 31, 2016)

Mineral Reserves and Resources						
	December 31, 2016			December 31, 2015		
Beaufor Mine	**Tonnes (MT)**	**Grade (g/t)**	**Gold Ounces (000's)**	**Tonnes (MT)**	**Grade (g/t)**	**Gold Ounces (000's)**
Proven & Probable Reserves	0.20	6.86	45.0	0.30	6.57	63.9
Measured & Indicated Resources	0.35	7.37	83.7	0.84	6.34	171.9
Inferred Resources	0.04	6.44	7.5	0.14	6.44	28.0
Notes to Mineral Reserves and Resources: Mineral Resources presented are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.						

Beaufor Mine: Key Assumptions

- For the 2016 Mineral Reserve and Mineral Resource estimates, a metal price of CAD$1,500 per ounce of gold was used. The cut-off grades have decreased slightly over 2015 to a range of 4.14 to 5.63 g/t in 2016 (4.31 to 6.04 g/t gold in 2015).

- Mineral Reserves and Mineral Resources were estimated using a polygonal method. A density of 2.75 t/m^3 was used to calculate tonnages.

- A capping value of 68 g/t was maintained for high grade gold values.

- For Mineral Reserves, the dilution estimates were maintained at 10% for long hole areas and 5% for room and pillar areas.

Beaufor Mine: 2016 Mineral Reserve and Resource Highlights

At the Beaufor Mine, 2016 Mineral Reserves and Resources decreased as 2016 delineation and exploration drilling was unable to offset mining depletion and converted resources. Additionally, following a reassessment of all resource blocks, certain low-grade, uneconomic resource blocks located in the upper part of the mine were removed.

- Mineral reserves of 44,920 gold ounces (net of depletion), a 30% decrease over 2015, at a 4% higher grade of 6.86 g/t.

- Inferred resources of 7,500 gold ounces at a consistent grade of 6.44 g/t.

- Measured & Indicated resources decreased to 83,700 ounces at an increased grade of 7.37 g/t. The decrease in ounces was due to the exclusion of low-grade and uneconomic resource blocks located in the upper part of the mine.

Beaufor Mine: 2017 Delineation and Exploration Program Highlights

- 2017 delineation drilling will focus on extending the reserve blocks inside the Q Zone, both at depth and laterally.

- Exploration drilling will focus on identifying potential new veins in the vicinity of the known reserves and resources. Drilling will also focus on testing the expansion potential of the higher grade Q Zone at depth.

Qualified Persons

The Corporation completed its 2016 year-end Mineral Reserve and Mineral Resource estimates for the Island Gold and Beaufor Mines internally with Roscoe Postle Associates Inc. (RPA) subsequently completing a review and audit of the Island Gold Mineral Reserve and Resource estimates.

Daniel Adam, Vice-President, Exploration for Richmont Mines has reviewed the scientific and technical information contained within this press release and serves as the Qualified Person as defined by National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101").

About Richmont Mines Inc.

Richmont currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 25 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may", "objective" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include, without limitation, the impact of the 2016 Mineral Reserves and Resources estimates, the ability to increase production utilizing the current ramp system, the capital requirements to increase milling capacity, changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations and the failure of our exploration drilling programs to identify significant new resources or targets or expand existing resources could also affect the results. Other risks are set out in Richmont's Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), as promulgated by the SEC. The requirements of NI 43-101 adopted by the Canadian Securities Administrators differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC").

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC's web site: http://sec.gov/edgar.shtml.

Qualified Persons

The Mineral Reserve and Resource estimates as of December 31, 2016 and December 31, 2015 were performed by qualified persons as defined by NI 43-101 and were supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

The Island Gold Mine Reserve and Resource estimate as of December 31, 2016 was performed by M. Raynald Vincent P.Eng. M.P.M., Chief Geologist, and M. Léon Grondin Leblanc, P.Eng., Chief Engineer, both employees of Richmont Mines Inc., and Qualified Persons as defined by NI 43-101. A NI 43-101 technical report will be completed for the Island Gold Mine as of December 31, 2016, and will be filed on SEDAR within 45 days.

The Beaufor Mine Reserve and Resource estimate as of December 31, 2016 was performed under the supervision of Bernard Salmon, P Eng., Manager, Resources and Project Evaluation and M. Louis Nkoy, P.Eng., Chief Engineer, both employees of Richmont Mines Inc., and qualified persons as defined by NI 43-101.

The Reserve and Resource estimates of Beaufor and Island Gold mines were prepared using a gold price of CAD$1,500 per ounce for 2016. The resource estimate of the Francoeur Mine was established at the end of 2012 using a gold price of US$1,450 (CAD$1,450) per ounce, and was prepared by qualified persons as defined by NI 43-101 and was supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc. The resource estimate of the Wasamac property was established at the end of 2012 using a gold price of US$1,450 (CAD$1,450) per ounce. It was supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a Qualified Person as defined by NI 43-101. The Monique Resource estimate as of December 31, 2013 was prepared using a gold price of US$1,225 (CAD$1,300) per ounce and was supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a Qualified Person as defined by NI 43-101.

- 30 -

For more information, please contact:

Renaud Adams	**Anne Day**
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

2016 Mineral Reserves and Resources[1]

	December 31, 2016			December 31, 2015		
	Tonnes (metric)	Grade (g/t Au)	Ounces of gold	Tonnes (metric)	Grade (g/t Au)	Ounces of gold
ISLAND GOLD MINE						
Proven Reserves[2]	573,000	8.68	159,800	363,500	7.53	87,900
Probable Reserves[2]	1,978,000	9.31	592,400	1,752,000	8.41	473,800
Total Proven & Probable Reserves[2]	**2,551,000**	**9.17**	**752,200**	**2,115,500**	**8.26**	**561,700**
Measured Resources	33,500	4.94	5,350	7,500	5.80	1,350
Indicated Resources	445,500	6.01	86,100	341,000	6.42	70,350
Total Measured & Indicated Resources	**479,000**	**5.94**	**91,450**	**348,500**	**6.40**	**71,700**
Total Inferred Resources	**3,042,000**	**10.18**	**995,700**	**2,815,000**	**8.49**	**768,050**
BEAUFOR MINE						
Proven Reserves[2]	32,000	6.77	7,010	35,600	7.31	8,350
Probable Reserves[2]	171,500	6.87	37,910	266,500	6.48	55,500
Total Proven & Probable Reserves[2]	**203,500**	**6.86**	**44,920**	**302,100**	**6.57**	**63,850**
Measured Resources	53,000	6.27	10,700	109,000	5.32	18,600
Indicated Resources	300,000	7.57	73,000	734,000	6.50	153,300
Total Measured & Indicated Resources	**353,000**	**7.37**	**83,700**	**843,000**	**6.34**	**171,900**
Total Inferred Resources	**36,000**	**6.44**	**7,500**	**135,000**	**6.44**	**28,000**
MONIQUE PROPERTY[4]						
Indicated Resources	**107,500**	**4.88**	**16,850**	**107,500**	**4.88**	**16,850**
WASAMAC GOLD PROPERTY[3]						
Measured Resources	3,124,500	2.75	276,550	3,124,500	2.75	276,550
Indicated Resources	12,127,000	2.89	1,125,700	12,127,000	2.89	1,125,700
Total Measured & Indicated Resources	**15,251,500**	**2.86**	**1,402,250**	**15,251,500**	**2.86**	**1,402,250**
Total Inferred Resources	**18,759,000**	**2.66**	**1,605,400**	**18,759,000**	**2.66**	**1,605,400**
FRANCOEUR GOLD PROPERTY[5]						
Measured Resources	-	-	-	40,000	5.89	7,600
Indicated Resources	-	-	-	280,000	6.55	59,000
Total Measured & Indicated Resources	**-**	**-**	**-**	**320,000**	**6.47**	**66,600**
Total Inferred Resources	**-**	**-**	**-**	**18,000**	**7.17**	**4,150**
TOTAL RESERVES AND RESOURCES						
Proven & Probable Reserves	**2,754,500**	**9.00**	**797,120**	**2,417,600**	**8.05**	**625,550**
Measured & Indicated Resources	**16,191,000**	**3.06**	**1,594,250**	**16,870,500**	**3.19**	**1,729,300**
Inferred Resources	**21,837,000**	**3.72**	**2,608,600**	**21,727,000**	**3.44**	**2,405,600**

[1]   Mineral Resources presented are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

[2]   In 2016, based on a gold price of CAN$1,500/oz; in 2015, based on a gold price of US$1,080/oz and an exchange rate of CAN$1.2037 = US$1.00.

[3]   Underground Mineral Resources established as of December 31, 2012.

[4]   Monique Mineral Resources are located underground directly below the open-pit.

[5]   The Francoeur Mine closed in November 2012 and was sold in 2016.